                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934


For the Month of                    February 2003
                ----------------------------------------------------------------


                           Agnico-Eagle Mines Limited
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                  145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
--------------------------------------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

         Form 20-F   X                                  Form 40-F
                  --------                                       --------


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                           No   X
                  --------                                     --------

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-
                                                --------------

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        AGNICO-EAGLE MINES LIMITED





Date:  February 19, 2003                By:   Sean Boyd
     ----------------------                -------------------------------------
                                           President and Chief Executive Officer

[LOGO]    NEWS RELEASE


STOCK SYMBOLS:  AEM (NYSE)                      FOR FURTHER INFORMATION:
                AGE (TSX)                       SEAN BOYD, PRESIDENT AND CEO
                                                AGNICO-EAGLE MINES LIMITED
                                                (416) 947-1212

 (ALL AMOUNTS EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE NOTED)

                   AGNICO-EAGLE'S GOLD RESERVES AND RESOURCES
                             INCREASE SIGNIFICANTLY;
                REGIONAL STRATEGY YIELDS TWO GROWTH OPPORTUNITIES

Toronto, Canada - February 19, 2003 - AGNICO-EAGLE MINES LIMITED today reported significantly improved net earnings of $4.0 million, or $0.06 per share in 2002, compared to a net loss of $5.4 million, or $0.09 per share in 2001. In the fourth quarter, net earnings were $0.8 million, or $0.01 per share, compared to a net loss of $0.7 million, or $0.02 per share in the comparable 2001 period.

Highlights for the year include:

   o Record gold production of 260,183 ounces at the LaRonde Mine in Quebec and full leverage to improved gold price led to improved earnings.
   o Record gold reserves and resources, including record proven and probable gold reserves of 4.0 million ounces (23% increase) at LaRonde.
   o Commissioning of LaRonde mill at 7,000 tons per day puts Agnico-Eagle in position to achieve record gold production of 375,000 ounces (44% increase) at record low total cash costs of $125 per ounce (31% decrease) in 2003.
   o Strongest balance sheet in Company's history with nearly $280 million in available cash resources, no gold sold forward and increasing net free cash flow.
   o   Discovery of high-grade Lapa gold resource seven miles east of LaRonde.

"Our dominant land position in northwestern Quebec, an aggressive exploration program, large-scale operations and a solid technical team at LaRonde have put us in an excellent position to add meaningful value by increasing gold production in our own backyard. In addition, with Canadian tax pools of $450 million, we are positioned to realize enhanced after-tax returns from potential new mines in the region," said Sean Boyd, President and Chief Executive Officer.

IMPROVED PROFITABILITY IN 2002

For the year ended December 31, 2002, Agnico-Eagle reported net earnings of $4.0 million, or $0.06 per share on metal revenues of $108.0 million compared to a 2001 net loss of $5.4 million, or $0.09 per share on metal revenues of $96.0 million. This significant improvement primarily reflects an 11% increase in gold production and a similar increase in the gold price realized. The earnings improvement was net of a decrease in byproduct zinc production and prices. Precious metals sales

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

comprised 87% of metals revenues in 2002, up from 78% in 2001. Operating cash flow improved by 64% to $20.4 million, or $0.28 per share, from $12.4 million, or $0.20 per share in 2001.

IMPROVED FOURTH QUARTER RESULTS

In the fourth quarter of 2002, the Company reported net income of $0.8 million, or $0.01 per share, on metal revenues of $31.6 million, compared to a net loss of $0.7 million, or $0.02 per share, on metal revenues of $26.5 million in the comparable 2001 period. The improved results reflect increased gold production, an improved gold price and lower interest expense, offset somewhat by lower zinc production and prices. As a result, operating cash flow more than tripled in the fourth quarter of 2002 to $5.4 million, or $0.07 per share, compared to $1.5 million, or $0.02 per share, in 2001.

LARONDE ON TRACK FOR INCREASED GOLD PRODUCTION IN 2003

During the fourth quarter, both the mine and mill demonstrated the ability to operate at 7,000 tons per day. The mill achieved the rated daily capacity of 7,000 tons within 48 hours of start up and has achieved peak rates in excess of 8,000 tons while meeting planned metallurgical recoveries. Hoisting and mining have already achieved peak rates of 9,000 tons of ore over a 24-hour period. LaRonde is in a strong position to achieve its 2003 targets of 375,000 ounces of gold at a total cash operating cost of $125 per ounce.

During the fourth quarter, metallurgical recoveries achieved target, with the mill averaging 5,847 tons per day, including the six-day plant changeover and shutdown period at the beginning of October. Excluding the changeover, the mill averaged 6,330 tons of ore per day. The cash operating cost per ounce of gold decreased to $128 from $133 in 2001. However, total cash costs, including the El Coco property royalty, were $198 compared to $181 in the prior year.

For the year 2002, the cash operating cost per ounce was $141, up slightly from $132 in 2001. However, the increase in total cash costs to $182 from $155 was mainly due to the increased El Coco royalty.

Operating performance continues to improve in the early part of 2003 with construction of the Level 219 underground crusher and ore handling facility at the bottom of the Penna Shaft, which are on schedule for completion in the second quarter. Underground level development performance was as planned in January 2003 as a result of the ongoing changeover from contractor to LaRonde development crews. In addition, new ramp access between Levels 206 and 215 has provided additional sublevels for ore development. These levels are critical for achieving 2003 production targets.

FINANCIAL POSITION STRONGEST IN COMPANY'S HISTORY

During 2002, the Company reduced its net debt to nil and continued to improve its liquidity, ending the year with available cash resources of $278 million. Available cash resources are comprised of approximately $153 million in cash and $125 million of undrawn credit lines. The strengthened liquidity represents an increase of 139% from $116 million in 2001. This increase is attributable to

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

the Company's improvement in operating cash flow as well as the refinancing of its convertible debentures in February 2002 and a unit offering of common shares and warrants in November 2002. The improvement in available cash resources is net of $64.8 million of capital investments comprised primarily of the expansion at LaRonde, compared to $36.3 million invested in 2001.

GOLD RESERVES AND RESOURCES BOTH AT RECORD LEVELS

The gold reserves of 4.0 million ounces at LaRonde represent a 23% increase over the prior year, after production replacement. Both the gold reserves and resources are records for the Company.

Gold Reserves and Resources Summary    Proven, Probable
(000's ounces)                              & Indicated               Inferred
--------------------------------------------------------------------------------

LaRonde                                           4,097                  3,978
Goldex                                              997                    423
Lapa (80%)                                            -                    653
Ellison                                              41                    106
                                                     --                    ---
DECEMBER 31, 2002                                 5,135                  5,160
                                                  -----                  -----
DECEMBER 31, 2001                                 3,399                  5,110
                                                  -----                  -----

Gold reserves and resources were estimated using an assumed gold price of $300 per ounce. The above mineral reserve and resource estimate does not include the significant byproduct silver, zinc and copper contained in the LaRonde orebody.

DEEP DRILLING AT LARONDE RESULTS IN SIGNIFICANT GOLD RESERVE CONVERSION

During the fourth quarter, the deep exploration program at LaRonde below the bottom of the Penna Shaft involved three drills testing the eastern area of Zone 20 North in order to acquire sufficient drill-hole density necessary for the mineral resource to reserve conversion. As a result, LaRonde converted 1.0 million ounces of gold from resources into reserves. Including production replacement, LaRonde's gold reserves increased by 23% from 3.3 million ounces to
4.0 million ounces. Before conversion to gold reserves, LaRonde's resources remained essentially unchanged.

In the fourth quarter, drilling totaling 20,745 feet was completed on the deep program and some of the more significant results follow:

 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
                    TRUE                                 GOLD(OZ/TON)    SILVER                     ZINC
    DRILL HOLE      THICKNESS(FT)    FROM        TO      CUT(1.5 OZ)     (OZ/TON)   COPPER (%)       (%)
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
      3215-32           68.9        1570.5     1673.5         0.14         0.39        0.19         0.02
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
      3215-33           68.9        1,859.9    1,951.1        0.15         0.19        0.35         0.02
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
      3215-34           67.6        2484.2     2581.3         0.12         0.89        0.28         0.04
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
     3215-39A           68.9        2462.2     2555.4         0.12         1.19        0.56         0.22
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------
      3215-41           44.6        1855.6     1904.5         0.20         0.82        0.46         0.04
 ------------------ -------------- ---------- ---------- --------------- ---------- ----------- --------------

The deep drilling results to date indicate three trends:

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

1. The eastern limit of Zone 20 North has been defined, indicating that the rake is shallower to the west than previously interpreted.

2. In contrast, the more tightly spaced drilling results from within the deposit appear to indicate thicker mineralization and higher grades than indicated from earlier widely-spaced drilling in Zone 20 North.

3. Drilling has also indicated that the deposit is still open to the west. The new parallel zone has been intersected at a depth of 8,993 feet below surface. The presence of this more northerly gold zone was first indicated at depth in drill hole 3215-22F (previously released).

With 372 feet of drifting completed to date on Level 215, drilling is now focused along the eastern and central part of Zone 20 North. Currently, three drills are testing the zone at depth and this program will provide additional information to evaluate the deep mine project at LaRonde.

REGIONAL EXPLORATION SUCCESS: LAPA HIGH-GRADE GOLD DISCOVERY

The Company is earning an 80% interest in the Lapa property, seven miles east of LaRonde, under an option agreement with Breakwater Resources Ltd. Agnico-Eagle's share of the gold resource at Lapa of 653,000 ounces was estimated using a $300 per ounce gold price. Due to its high grade potential and potential operational synergies arising from its proximity to LaRonde, the Lapa property is an important part of the Company's regional development and production strategy.

Recent drilling has focused on extending the Contact Zone to the east and at depth where the zone remains open. To date, the zone has been traced over a length of 1,300 feet and 2,000 feet vertically. The Lapa property covers an additional 1.6 miles of favourable contact to explore. Sixteen holes have been drilled of which 11 intersected the mineralization and confirm that the Contact Zone is open at depth and to the east. Most of the mineralized drill holes contained visible gold. The deepest hole 118-03-04A intercepted 99.1 feet of mineralization at an average gold grade of 0.26 ounces per ton and contained multiple occurrences of visible gold. However, one of the highest-grade gold intervals came from drill hole 118-02-08 which did not have visible gold, demonstrating that high-grade gold values can be obtained even in its absence. The most recent drill results and previously disclosed drill results used in the mineral resource calculation follow:


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


              -------------------------------------------------------------------------------------------------
                ORE ZONE INTERVAL
                      (FT)             TRUE                          AVERAGE GRADE (OZ/T)
                                                ---------------------------------------------------------------
------------------------------------
                                                                                         CUT TO
     HOLE        FROM        TO     WIDTH (FT)             UNCUT                        1.5 OZ/T
---------------------------------------------------------------------------------------------------------------
118-02-01A      2,542.9   2,562.6       9.8                0.29                           0.28
---------------------------------------------------------------------------------------------------------------
118-02-02B      2,549.8   2,628.9      42.7                0.16                           0.16
---------------------------------------------------------------------------------------------------------------
118-02-03       2,500.6   2,515.7       9.8                0.08                           0.08
---------------------------------------------------------------------------------------------------------------
118-02-04       3,086.9   3,110.9      16.4                0.60                           0.43
---------------------------------------------------------------------------------------------------------------
118-03-04A      3,088.2   3,245.7      99.1                0.26                           0.21
---------------------------------------------------------------------------------------------------------------
118-02-05       1,341.2   1,375.6       9.8                0.16                           0.16
---------------------------------------------------------------------------------------------------------------
118-02-06       2,681.4   2,709.9       9.5                0.27                           0.21
---------------------------------------------------------------------------------------------------------------
118-02-07       3,219.8   3,236.2      10.2                0.26                           0.26
---------------------------------------------------------------------------------------------------------------
118-02-08       2,251.0   2,280.5      12.5                0.60                           0.60
---------------------------------------------------------------------------------------------------------------
118-03-09       1,203.1   1,203.1                             no significant results
---------------------------------------------------------------------------------------------------------------
118-03-10A      1,958.0   1,976.4       9.8                0.55                           0.52
---------------------------------------------------------------------------------------------------------------
118-03-11       1,607.6   1,625.0       9.8                0.06                           0.06
---------------------------------------------------------------------------------------------------------------
118-03-12A      1,732.3   1,746.4       8.9                0.07                           0.07
---------------------------------------------------------------------------------------------------------------
118-03-13A      1,439.6   1,439.6                            no significant results
---------------------------------------------------------------------------------------------------------------
118-03-14       2,017.7   2,062.3      26.9                0.17                           0.17
---------------------------------------------------------------------------------------------------------------
118-03-15       1,832.7   1,850.4       9.8                0.16                           0.16
---------------------------------------------------------------------------------------------------------------

The next $2.2 million phase of drilling will commence in March and continue over the course of 2003. Four drills will be assigned to infill drilling on 150-foot centres, conduct deep drilling to test the down-dip extension of the deposit at depth, test the eastern extent of the Contact Zone and to acquire mineralized material for metallurgical testing.

REGIONAL GROWTH POTENTIAL: UPDATED FEASIBILITY STUDY UNDERWAY AT GOLDEX PROPERTY

The Goldex Project, 35 miles east of LaRonde, is currently being reevaluated based on a 10,000 ton per day mining rate and its potential synergies with the LaRonde Mine. In addition, Company-owned infrastructure is available that could be used to reduce capital costs, including the original 16-foot production hoist from the Penna Shaft, surface ventilation installations and potentially a head frame, none of which were available at the time of the previous feasibility study. This original study was based on a stand alone, 5,000 ton per day operation. Due to the size and thickness of the deposit, a large scale bulk mining method (potentially block caving) is envisioned to reduce capital, labour and ongoing development costs. Goldex has the potential to add 225,000 ounces to the Company's annual production, with a cash cost below $200 per ounce, assuming a 10,000 ton per day operation and reduced operating costs from economies of scale and regional synergies.

The gold resource at Goldex of 1.0 million ounces of indicated gold resources and 0.4 million ounces of inferred resources were estimated using a $300 per ounce gold price. A rock mechanic specialist has been engaged to reevaluate the mining method and development options to be incorporated in a new feasibility study. The results of the study are expected to be released at the Company's Annual General Meeting of shareholders on June 19, 2003.


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

DEEP MINE PROJECT AT LARONDE PROGRESSING

Initial work on the deep development program below the bottom of the Penna Shaft has evaluated several options, including rehabilitating Shaft #1 (not currently in use), sinking a new shaft to a depth of 10,000 feet, and various shaft/winze/ramp combinations. Several mining rates have also been evaluated. Preliminary indications are that the deposit at depth will be economic based on the current gold resource and with capital costs of approximately $45 to $60 per ounce.

As a result of this information, development of the Level 215 exploration drift has been accelerated by 12 months for completion by the end of 2003. The earlier access will allow for the accelerated transfer of mineral resources to mineral reserves, speeding up the exploration of the potential new parallel zone to the west, providing additional information for the deep mining development program and accelerated exploration on the western side of Zone 20 North. Results of this scoping study are also anticipated for the Company's Annual General Meeting in June.

The longitudinal illustrations that detail the drill results presented in this news release can be viewed and downloaded from the Company's website www.agnico-eagle.com (PRESS RELEASE) OR:
--------------------

http://files.newswire.ca/3/Goldex.pdf
-------------------------------------
http://files.newswire.ca/3/Lapa.pdf
-----------------------------------
http://files.newswire.ca/3/Laronde20N.pdf
-----------------------------------------
http://files.newswire.ca/3/RegionalMap.pdf
------------------------------------------

OUTLOOK FOR 2003

Despite the expansion challenges encountered in 2002, Agnico-Eagle set a gold production record of 260,183 ounces at LaRonde in 2002. The Company expects to overcome the last of the development difficulties encountered in 2002. First, the installation of a spot cooling system and improved ventilation should ensure improved development productivity on the lower mining levels, where cooling is necessary. In addition, the completion of the Level 219 crushing plant in the second quarter of 2003 will improve productivity and reduce congestion, allowing access to more of the higher-grade gold ore on the lower mining levels. With the mine operating in excess of 7,000 tons per day for a full year, gold production is targeted to increase 44% to 375,000 ounces and cash operating costs are targeted to decrease by 31% to $125 per ounce. Agnico-Eagle's cash costs are heavily dependent on the US/Canadian dollar exchange rate and the prices it receives for its byproduct silver, zinc and copper production. The assumptions made for 2003 are a US dollar/Canadian exchange rate of C$1.53 per US dollar, a silver price of $5.00 per ounce, a zinc price of $0.36 per pound and a copper price of $0.75 per pound.

FOURTH QUARTER CONFERENCE CALL AND 2003 REPORTING DATES

The Company is hosting a CONFERENCE CALL TO DISCUSS 2002 RESULTS and to provide an update on regional exploration and development activities on THURSDAY FEBRUARY 20TH, 2003 AT 11:30 A.M. (EST). To participate in the conference call, please dial (416) 640-4127. To access the rebroadcast, please dial 1-877-289-8525 and enter the reservation number 177341#. The conference call can also be accessed over the Internet through the Company's website
www.agnico-eagle.com.
--------------------

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

For reference, please note below the dates and times for AGNICO-EAGLE'S QUARTERLY RESULTS AND CONFERENCE CALLS FOR 2003:

                            NEWS RELEASE SCHEDULE                           CONFERENCE CALL SCHEDULE
                            -----------------------------------------------------------------------------------
First quarter 2003          Weds. April 23 (after market close)             Thurs. April 24 11:00 a.m. (EST)
Second quarter 2003         Weds. July 30 (after market close)              Thurs. July 31 11:00 a.m. (EST)
Third quarter 2003          Weds. October 29 (after market close)           Thurs. October 30 11:00 a.m. (EST)

LARONDE MINE TOUR

Analysts and investors are invited to attend a TOUR OF THE LARONDE MINESITE on THURSDAY, MAY 22. The tour will focus on progress of underground development and will include a tour of the infrastructure at depth. An exploration update will also be provided on LaRonde and the Company's regional programs along its 15-mile position on the Cadillac-Bousquet Belt. Space is limited and will be reserved on a first-come first-serve basis. Please register with Hazel Winchester at 416-847-3717.

FORWARD LOOKING STATEMENTS

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's operating history includes over three decades of continuous gold production, primarily from underground mining operations. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 23 consecutive years.


                                  - 30 -

Schedules Attached:
Mineral Reserve and Resource Data
Summarized Quarterly Data
Consolidated Financial Statements (excluding notes)


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


AGNICO-EAGLE MINERAL RESERVE & MINERAL RESOURCE DATA

------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
                                                                                                  AU            TONS
CATEGORY AND ZONE                                  AU(OZ/T)   AG(OZ/T)     CU(%)     ZN(%)    (000'S OZ.)     (000'S)
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
PROVEN MINERAL RESERVE
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
LaRonde                                              0.08       2.85       0.39      4.95              624         7,972
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
PROBABLE MINERAL RESERVE
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
LaRonde                                              0.10       1.84       0.37      2.93            3,398        33,720
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
TOTAL PROVEN AND PROBABLE MINERAL RESERVES           0.10       2.03       0.37      3.32            4,022        41,692
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
INDICATED MINERAL RESOURCE
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
LaRonde                                              0.11       0.43       0.17      0.55               75           648
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
Goldex                                              0.073                                              997        13,658
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
Ellison                                             0.164                                               41           249
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
TOTAL INDICATED RESOURCE                            0.076                                            1,113        14,555
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
TOTAL PROVEN, PROBABLE & INDICATED                  0.091                                            5,135        56,247
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
INFERRED MINERAL RESOURCE
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
LaRonde                                              0.17       0.38       0.33      0.08            3,978        23,030
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
Goldex                                              0.075                                              423         5,643
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
Lapa (80%)                                          0.249                                              653         2,616
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
Ellison                                             0.183                                              106           579
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------
TOTAL INFERRED RESOURCE                             0.162                                            5,160        31,868
------------------------------------------------- ----------- ---------- ---------- -------- -------------- -------------

Long-term economic assumptions: gold, $300/oz.; silver $5.00/oz.; copper $0.80/lb.; zinc $0.50/lb.; US$/C$, C$1.50.

(1) The Company's mineral reserve is calculated as at December 31, 2002. More recent information on exploration, mining, processing, metallurgy and other economic factors have been used in the mineral reserve and mineral resource estimate. The mineral reserve is estimated using an appropriate cut-off grade associated with an average long-term gold price of $300 per ounce, silver price of $5.00 per ounce, copper price of $0.80 per pound, zinc price of $0.50 per pound and a US$/C$ exchange rate of C$1.50. The estimate incorporates the current and/or expected mine plans and cost levels and metal recoveries. The qualified person responsible for the mineral reserve and resource estimate is Marc H. Legault, P.Eng., Manager, Project Evaluations of Agnico-Eagle.

(2) A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

(3) A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resource that is not mineral reserve does not have demonstrated economic viability.

(4)   The 100% inferred mineral resource at Lapa, applying a cutting factor of
      1.5 oz./t., is 3,270,546 tons at 0.249 oz./t., containing 815,784 ounces of gold. The uncut calculation shows a variation of 13.8% for a total of 927,963 ounces of gold.

(5) A qualified person, Marc H. Legault, P.Eng., has verified the data disclosed in this news release. The verification procedures, the quality assurance program, quality control procedures and a discussion of the factors that may materially effect reserve and resource estimates may be found in the 2001 Ore Reserve Report, Agnico-Eagle Mines Limited, LaRonde Division, dated February 25, 2001, filed on SEDAR.

                                    More...                                    8

SUMMARIZED QUARTERLY DATA                                                                     AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------------
(thousands of United States dollars,                   Three months ended December 31,           Year ended December 31,
except where noted)                                                  2002         2001               2002           2001
-------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL DATA

INCOME AND CASH FLOW
Revenues from mining operations                             $    31,640    $    26,470         $   108,027    $    96,043
Net income (loss) for period                                $       816    $     (748)         $     4,023    $   (5,401)
Net income (loss) per share                                 $      0.01    $    (0.02)         $      0.06    $    (0.09)
Operating cash flow (before non-cash working capital)       $     5,416    $     1,545         $    20,364    $    12,424
Operating cash flow per share                               $      0.07    $      0.02         $      0.28    $      0.20
Weighted average number of shares - basic (in thousands)         76,676         67,619              70,821         61,334

OPERATING AND FINANCIAL SUMMARY
LARONDE DIVISION
Revenues from mining operations                             $    31,640    $    26,470         $   108,027    $    96,043
Mine operating costs                                             23,293         19,885              75,969         67,009
-------------------------------------------------------------------------------------------------------------------------
Mine operating profit                                       $     8,347    $     6,585         $    32,058    $    29,034
------------------------------------------------------------=============================================================

Tons of ore milled                                              537,895        480,931           1,963,129      1,805,248
Head grades:
     Gold                                                          0.14           0.16                0.14           0.15
     Silver                                                        2.32           2.16                2.35           2.32
     Zinc                                                         3.74%          5.02%               4.14%          5.19%
     Copper                                                       0.50%          0.24%               0.34%          0.21%
Recovery rates:
     Gold                                                        92.97%         93.30%              93.14%         92.59%
     Silver                                                      80.60%         79.10%              80.60%         79.50%
     Zinc                                                        78.00%         81.70%              78.40%         78.98%
     Copper                                                      80.30%         65.80%              71.40%         58.17%
Payable production:
     Gold (ounces)                                               75,235         66,372             260,183        234,860
     Silver (ounces in thousands)                                 1,104            597               3,094          2,524
     Zinc (pounds in thousands)                                  26,610         33,605             108,060        126,275
     Copper (pounds in thousands)                                 3,984          1,415               8,927          4,096
Realized prices per unit of production:
     Gold (per ounce)                                       $       318    $       279         $       312    $       273
     Silver (per ounce)                                     $      4.51    $      4.60         $      4.61    $      4.35
     Zinc (per pound)                                       $      0.34    $      0.35         $      0.34    $      0.40
     Copper (per pound)                                     $      0.71    $      0.59         $      0.70    $      0.64

Onsite operating costs per ton milled (Canadian dollars)    $        53    $        49         $        52    $        52
------------------------------------------------------------=============================================================

OPERATING COSTS PER GOLD OUNCE PRODUCED:
Onsite operating costs (including reclamation provision)    $       244    $       228         $       253    $       257
Less: Non-cash reclamation provision                                (5)            (5)                 (5)            (5)
         Net byproduct revenues                                   (111)           (90)               (107)          (120)
-------------------------------------------------------------------------------------------------------------------------
CASH OPERATING COSTS                                        $       128    $       133         $       141    $       132
Accrued El Coco royalties                                            70             48                  41             23
-------------------------------------------------------------------------------------------------------------------------
TOTAL CASH COSTS                                            $       198    $       181         $       182    $       155
Non-cash costs:
     Reclamation provision                                            5              5                   5              5
     Depreciation and amortization                                   37             36                  50             45
-------------------------------------------------------------------------------------------------------------------------
Total operating costs                                       $       240    $       222         $       237    $       205
------------------------------------------------------------=============================================================

                                    More...                                    9

CONSOLIDATED BALANCE SHEETS                                                              AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------
 (thousands of United States dollars, US GAAP BASIS)                        December 31,               December 31,
                                                                                    2002                       2001
-------------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                                  $     152,934             $       21,180
Metals awaiting settlement                                                        29,749                     20,080
Income taxes recoverable                                                           2,900                        628
Inventories:
   In-process                                                                      5,612                      5,854
   Supplies                                                                        5,008                      3,903
Prepaid expenses and other                                                        10,025                      3,822
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                             206,228                     55,467
Fair values of derivative financial instruments                                    1,835                      6,851
Investments and other assets                                                       8,795                      6,035
Future income and mining tax assets                                               23,890                     23,890
Mining properties                                                                353,059                    301,221
-------------------------------------------------------------------------------------------------------------------
                                                                           $     593,807             $      393,464
---------------------------------------------------------------------------========================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                   $      15,246             $        9,423
Dividends payable                                                                  3,013                      1,853
Income and mining taxes payable                                                      954                      1,231
Interest payable                                                                   1,873                      2,052
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                         21,086                     14,559
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                   143,750                    151,081
-------------------------------------------------------------------------------------------------------------------
Reclamation provision and other liabilities                                        5,766                      4,055
-------------------------------------------------------------------------------------------------------------------
Fair values of derivative financial instruments                                    5,346                      7,026
-------------------------------------------------------------------------------------------------------------------
Future income and mining tax liabilities                                          20,889                     18,317
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common shares
     Authorized - unlimited
     Issued - 83,636,861 (2001 - 67,722,853)                                     591,969                    407,347
Warrants                                                                          15,732                          -
Contributed surplus                                                                7,181                      7,181
Deficit                                                                        (195,706)                  (197,220)
Accumulated other comprehensive loss                                            (22,206)                   (18,882)
-------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                       396,970                    198,426
-------------------------------------------------------------------------------------------------------------------
                                                                           $     593,807             $      393,464
---------------------------------------------------------------------------========================================

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.


                                    More...                                   10

CONSOLIDATED STATEMENTS OF INCOME (LOSS)                                                 AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended                     Year ended
(thousands of United States dollars,                                    December 31,                   December 31,
except per share amounts, US GAAP BASIS)                         2002           2001           2002            2001
-------------------------------------------------------------------------------------------------------------------
REVENUES
Revenues from mining operations                           $    31,640    $    26,470    $   108,027     $    96,043
Interest and sundry income                                      (830)          2,700          1,943           6,069
-------------------------------------------------------------------------------------------------------------------
                                                               30,810         29,170        109,970         102,112
COSTS AND EXPENSES
Production                                                     23,293         19,885         75,969          67,009
Exploration and corporate development                           1,042          1,808          3,766           6,391
Depreciation and amortization                                   2,756          2,902         12,998          12,658
General and administrative                                      1,667          1,520          5,530           4,461
Provincial capital tax                                          (345)            195            829           1,551
Interest                                                        1,855          3,186          7,341          12,917
-------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                               542          (326)          3,537         (2,875)

Foreign currency gain                                             134            559          1,074             336
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income and mining taxes                      676            233          4,611         (2,539)

Federal capital tax                                               221             46            949             590
Income and mining tax expense (recoveries)                      (361)            935          (361)           2,272
-------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                          $       816    $     (748)    $     4,023     $   (5,401)
----------------------------------------------------------=========================================================

Net income (loss) per share - basic and diluted           $      0.01    $    (0.02)    $      0.06     $    (0.09)
----------------------------------------------------------=========================================================

Weighted average number of shares (in thousands)-
   basic                                                       76,676         67,618         70,821          61,333
   diluted                                                     77,487         68,093         71,631          61,807
----------------------------------------------------------=========================================================

COMPREHENSIVE INCOME (LOSS):

NET INCOME (LOSS) FOR THE PERIOD                       $          816    $     (748)    $     4,023     $   (5,401)
OTHER COMPREHENSIVE INCOME (LOSS):
   UNREALIZED GAIN ON HEDGING ACTIVITIES                        (960)              -        (5,512)               -
   UNREALIZED GAIN ON AVAILABLE FOR SALE SECURITIES             1,558              -          1,558               -
   DILUTION GAIN ON ISSUANCE OF SECURITIES BY SUBSIDIARY
        COMPANY                                                 1,610              -          1,610               -
   MINIMUM PENSION LIABILITY                                    (980)              -          (980)               -
   CUMULATIVE TRANSITIONAL ADJUSTMENT UPON THE
     ADOPTION OF FAS 133 RELATED TO THE ACCOUNTING
     FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES              -              -              -         (2,975)
-------------------------------------------------------------------------------------------------------------------
OTHER COMPREHENSIVE INCOME (LOSS)                               1,228              -        (3,324)         (2,975)
-------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD             $        2,044    $     (748)    $       699     $   (8,376)
----------------------------------------------------------=========================================================

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.


                                    More...                                   11

CONSOLIDATED STATEMENTS OF DEFICIT                                                       AGNICO-EAGLE MINES LIMITED
-------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended                     Year ended
(thousands of United States dollars,                                    December 31,                   December 31,
except per share amounts, US GAAP BASIS)                         2002           2001           2002            2001
-------------------------------------------------------------------------------------------------------------------

DEFICIT
Balance, beginning of period                           $    (194,013)  $   (195,118)  $   (197,220)  $    (190,465)
Net income (loss) for the period                                  816          (748)          4,023         (5,401)
Dividends declared                                            (2,509)        (1,354)        (2,509)         (1,354)
-------------------------------------------------------------------------------------------------------------------
Balance, end of period                                 $    (195,706)  $   (197,220)  $   (195,706)  $    (197,220)
-------------------------------------------------------============================================================


ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period                           $     (23,434)  $    (18,882)  $    (18,882)  $     (15,907)
Other comprehensive income (loss) for the period                1,228              -        (3,324)         (2,975)
-------------------------------------------------------------------------------------------------------------------
Balance, end of period                                 $     (22,206)  $    (18,882)  $    (22,206)  $     (18,882)
-------------------------------------------------------============================================================

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.


                                    More...                                   12

CONSOLIDATED STATEMENTS OF CASH FLOWS                                                              AGNICO-EAGLE MINES LIMITED
------------------------------------------------------------------------------------------------------------------------------
                                                                               Three months ended                   Year ended
(thousands of United States dollars, US GAAP BASIS)                                  December 31,                 December 31,
                                                                              2002           2001         2002            2001
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                                       $       816    $     (748)  $     4,023  $      (5,401)
Add (deduct) items not affecting cash from operating activities:
Depreciation and amortization                                                2,756          2,902       12,998          12,658
Provision for (recoveries of) future income and mining taxes                   642          1,122        1,183           3,150
Unrealized (gain) loss on derivative contracts                               (336)        (2,626)      (1,680)         (4,249)
Amortization of deferred costs and other                                     1,538            895        3,840           6,266
------------------------------------------------------------------------------------------------------------------------------
                                                                             5,416          1,545       20,364          12,424
Change in non-cash working capital balances                                (9,415)        (2,139)      (7,252)        (16,603)
------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) operating activities                             (3,999)          (594)       13,112         (4,179)
------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Additions to mining properties                                            (13,896)        (9,802)     (64,836)        (36,278)
Increase in investments and other                                            (965)           (60)      (1,773)           (278)
------------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities                                   (14,861)        (9,862)     (66,609)        (36,556)
------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Dividends paid                                                                   -              -      (1,344)         (1,114)
Common shares issued                                                       177,718          2,892      193,784          87,416
Warrants issued                                                             15,732              -       15,732               -
Share/warrant issue costs                                                  (9,162)              -      (9,162)         (5,209)
Proceeds from long-term debt                                                     -              -      143,750               -
Financing costs                                                                  -              -      (5,266)               -
Repayment of the Company's senior convertible notes                              -              -    (122,169)               -
Bank debt                                                                 (30,000)       (45,000)     (30,000)        (37,500)
Resale of the Company's own shares held by a
   subsidiary company and other                                                  -        (2,505)            -           4,974
------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities                             154,288       (44,613)      185,325          48,567
------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                 (193)          (164)         (74)           (558)
Net increase (decrease) in cash and cash equivalents                       135,235       (55,233)      131,754           7,274
Cash and cash equivalents, beginning of period                              17,699         76,413       21,180          13,906
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                               $   152,934    $    21,180  $   152,934  $       21,180
-----------------------------------------------------------------------=======================================================

OTHER OPERATING CASH FLOW INFORMATION:
Interest paid during the period                                        $       640    $     1,269  $    23,590  $       10,205
-----------------------------------------------------------------------=======================================================
Taxes paid (recovered) during the period                               $   (1,320)    $       947  $   (1,982)  $        (569)
-----------------------------------------------------------------------=======================================================

NOTE: CERTAIN ITEMS HAVE BEEN RECLASSIFIED FROM FINANCIAL STATEMENTS PREVIOUSLY PRESENTED TO CONFORM TO THE CURRENT PRESENTATION.


                                                                              13